FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 14, 2014

Commission File Number 001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolved to lift non-competition restrictions on the managerial officers” dated November 14, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 14, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
November 14, 2014
English Language Summary

Subject: The Board resolved to lift non-competition restrictions on the managerial officers

Regulation:	Published pursuant to Article 4-21 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2014/11/14
Contents:
1.	Date of the board of directors resolution:2014/11/14
2.	Name and title of the managerial officer with permission to engage in competitive conduct:
(1)	Fwu-Chyi Hsiang, Executive Vice President of the Company
(2)	Chien-Pin Chen, Vice President of the Company
(3)	Andy Yang, Vice President and Chief Financial Officer of the Company
3.	Items of competitive conduct in which the officer is permitted to engage:
(1)	Fwu-Chyi Hsiang
Chief Executive Officer of FORHOUSE CORPORATION
(2)	Chien-Pin Chen
Chairman and President of Sungen Power Corporation
Chairman and President of Fargen Power Corporation
(3)	Andy Yang
Chairman and President of Star River Energy Corporation
4.	Period of permission to engage in the competitive conduct:
Within the period of serving as managerial officers of the Company
5.	Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act):
The resolution was approved by all of the present directors without dissent at a meeting of the board of directors attended by a majority.
6.
If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter "not applicable" below):N/A

7.	Company name of the mainland China area enterprise and the officer's position in the enterprise:N/A
8.	Address of the mainland China area enterprise:N/A
9.	Business items of the mainland China area enterprise:N/A
10.	Degree of effect on the Company's finances and business:None
11.	If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer's investment and the officer's shareholding ratio:N/A
12.	Any other matters that need to be specified:None